EXHIBIT 99.1

XOMA Reports 2010 and Fourth Quarter Financial Results

BERKELEY, Calif., March 10, 2011 -- XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the fourth quarter and year ended December 31, 2010 and provided a general business update.

“In 2010, we successfully secured a global joint development partnership with Servier for multiple indications of our lead product candidate, XOMA 052,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “We reported positive results demonstrating XOMA 052 biological activity in the treatment of Behcet’s uveitis in a Phase 2 proof-of-concept trial and completed enrollment in two Phase 2 trials of XOMA 052 in patients with Type 2 diabetes. We also continued to make progress in our biodefense program and with our preclinical pipeline which is focused on cardio-metabolic, oncological and other diseases.

“Looking forward to a busy and exciting year, later this month we expect to report top line results from the full six months’ treatment with XOMA 052 in the Phase 2b clinical trial of XOMA 052 in patients with Type 2 diabetes and, in the second quarter of this year, top line results from the full six months’ treatment in the Phase 2a trial,” Mr. Engle said. “During the second half of the year, we plan to initiate our Phase 3 program for XOMA 052 in Behcet’s uveitis and provide further insight into our plans for XOMA 052 development in cardio-metabolic diseases.”

XOMA had total revenues of $33.6 million in 2010, compared with $98.4 million in 2009. The decrease in revenues in 2010 compared with 2009 was due primarily to several one-time transactions in 2009 including $28.1 million for the expansion of the company’s collaboration agreement with Takeda Pharmaceutical Company Limited, and $25.0 million for the sale of a royalty interest. XOMA had a net loss of $68.8 million, or $3.69 per share, for the year ended December 31, 2010, compared with net income of $0.6 million, or $0.05 per share, for the year ended December 31, 2009. Research and development expenses in 2010 increased to $77.4 million compared with $58.1 million in 2009, primarily reflecting increased spending on the Phase 2 clinical development of XOMA 052 in 2010. General and administrative expenses were generally unchanged at $23.3 million in 2010 and $23.7 million in 2009.

For the fourth quarter ended December 31, 2010, XOMA had total revenues of $9.6 million and a net loss of $17.8 million, or $0.84 per share, compared with total revenues of $21.6 million and net income of $3.0 million, or $0.22 per share for the quarter ended December 31, 2009.

At December 31, 2010, XOMA had cash and cash equivalents of $37.3 million, compared with $23.9 million at December 31, 2009. As previously reported, in January 2011, XOMA received from Servier approximately $35 million in cash related to the companies’ joint development and commercialization agreement for XOMA 052, including an upfront payment of $15 million and a EUR15 million loan.

Recent Highlights

•
Entered into global XOMA 052 development and commercialization partnership: This agreement with Servier, a leading independent pharmaceutical company established in 140 countries with EUR3.7 billion in 2010 sales, includes the following:

o	Retains for XOMA valuable commercial rights and options in the U.S. and Japan for multiple indications including Behcet’s uveitis and other inflammatory and oncology indications,

o	Enables acceleration of XOMA 052 into Phase 3 development in 2011 in Behcet’s uveitis, an orphan indication,

o	Advances the company’s strategy of focusing on near-term opportunities to develop and commercialize products in the U.S., and

o	Increases XOMA’s cash resources and provides additional XOMA 052 licensing opportunities for XOMA in the U.S. and Japan for diabetes and cardiovascular disease.

Under the collaboration agreement, Servier will provide an initial $50 million and fund 50% of development expenses beyond the initial $50 million for the Behcet’s uveitis program, and fund development in diabetes and cardiovascular disease. The agreement also includes potential milestone payments totaling approximately $470 million and tiered royalties up to a mid-teens percentage rate. The EUR15 million loan is due in full in 2016.The terms of the loan provide that, after a specified period, a significant percentage of milestone, royalty and/or upfront payments due XOMA, resulting from the successful attainment of collaboration objectives or from XOMA’s licensing of rights to a third party in the U.S. or Japan, may be applied at the option of Servier if from the collaboration or will be applied if from a third party to repay a portion of the loan.

•
Completed enrollment in two Phase 2 trials of XOMA 052 in patients with Type 2 diabetes: To date, more than 600 patients have been enrolled in clinical trials of XOMA 052, including 74 patients in the Phase 2a trial and 420 patients in the multicenter, randomized, placebo-controlled Phase 2b dose-ranging trial. Later this month, XOMA plans to report top line results from the Phase 2b trial, including hemoglobin A1c levels and C-reactive protein, following six months’ treatment with XOMA 052 at one of four dose levels or placebo. Hemoglobin A1c is a measure indirectly reflecting blood glucose levels as averaged over a 90 to 120 day period and C-reactive protein is a biomarker of cardiovascular risk.

•
Announced an interim review of three-month data from Phase 2a clinical trial of XOMA 052: This trial was designed to evaluate the overall safety and kinetics and was not designed to show statistically significant differences in measures of biological activity. A total of 74 patients with Type 2 diabetes, including 55 treated with XOMA 052 at a single dose level and 19 on placebo, were treated. At the three month interim review, XOMA 052 was shown to be well-tolerated with no drug-related serious adverse events and demonstrated evidence of biological activity, including a reduction in C-reactive protein levels and a modest reduction in hemoglobin A1c levels. In the final three months of the trial, patients in the XOMA 052 group receive the same, higher or lower dose level, and patients in the placebo group will continue to receive placebo. XOMA anticipates reporting the results from the full six months’ treatment in this trial during the second quarter of 2011.

•
Received two new patents covering XOMA 052: The patents cover methods of treatment for Type 1 diabetes and certain cancers, including multiple myeloma, using XOMA 052 or other IL-1 beta antibodies with similar binding characteristics to XOMA 052. XOMA now has eight issued U.S. and European patents for the XOMA 052 program, demonstrating success in building a strong intellectual property portfolio to protect innovation around XOMA 052.

•
Awarded approximately $1 million in grants under Patient Protection and Affordable Care Program: All four of XOMA’s grant applications were awarded the maximum allocation, providing funding for ongoing XOMA programs that address unmet medical needs in the areas of inflammation including diabetes and cardiovascular disease, biodefense, metabolic diseases and cancer.

•
Reported XOMA 3AB results at national biodefense meeting: Several presentations highlighted advances in the development of XOMA 3AB, a novel combination of three antibodies in one product that bind to distinct regions of botulinum toxin type A, one of the most deadly bioterror threats. These included an invited oral presentation describing the successful lyophilization of XOMA 3AB, and studies demonstrating the stability of this formulation over time stored at a wide range of temperatures. The presentations were made at the Fifth Annual Public Health Emergency Medical Countermeasures Enterprise (PHEMCE) Stakeholders Workshop in Washington, DC.

Guidance

XOMA will not be providing specific guidance on overall revenues or cash receipts for 2011 so as to best manage its ongoing business development discussions and other activities. The company currently expects that cash used in operating activities in 2011 may range from $30 million to cash neutral.

Investor Conference Call and Webcast

XOMA will host a conference call and webcast today, March 10, 2011, at 4:30 p.m. ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on June 10, 2011. Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-377-0122 (international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on March 17, 2011. Telephone numbers for the replay are 800-642-1687 (U.S./Canada) and 706-645-9291 (international), passcode 49375680.

XOMA 052 and Interleukin-1 Inhibition

XOMA 052 is a potent monoclonal antibody with the potential to improve the treatment of patients with a wide variety of inflammatory diseases and other diseases including cancer. XOMA 052 binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine involved in Behcet’s uveitis, diabetes, cardiovascular disease, rheumatoid arthritis, gout, and other auto-inflammatory diseases. The IL-1 pathway is a well-validated therapeutic target, with three marketed IL-1 inhibitors that have been used by more than 200,000 patients overall. By binding to IL-1 beta, XOMA 052 inhibits the activation of the IL-1 receptor, thereby preventing the cellular signaling events that produce inflammation.

To date, nearly 600 patients have been enrolled in XOMA 052 clinical trials. The Phase 2 trials follow a successful 98 patient Phase 1 program in Type 2 diabetes in which XOMA 052 was shown to be well-tolerated, demonstrated evidence of biological activity in diabetes measures and cardiovascular risk biomarkers, evidence of improved insulin sensitivity, and had a half-life that may provide convenient dosing of once per month or less frequently. The company has also demonstrated the potential for XOMA 052 in in vivo models of beta cell sparing and cardiovascular disease and in an in vitro model using human myeloma or plasma cell cancer cells.

XOMA has completed a successful proof-of-concept Phase 2 trial of XOMA 052 in patients with Behcet's uveitis. As previously reported, all seven patients displayed rapid reduction of intraocular inflammation and improvement in visual acuity or other ophthalmic measures after a single treatment with XOMA 052 and following discontinuation of immunosuppressive drugs such as cyclosporine and/or azathioprine. Follow-up results demonstrated that each of the five patients re-treated with XOMA 052 due to a recurring uveitis exacerbation responded again to XOMA 052 treatment and maintained their response for several months. The drug was well-tolerated, and no drug-related adverse events were reported.

About Behcet’s Disease and Behcet’s Uveitis

Behcet's (pronounced beh-CHETS) disease causes chronic inflammation of the blood vessels, or vasculitis, among other complications. Uveitis is a vasculitis of the blood vessels in the eye which can be vision-threatening. Behcet's uveitis is one of the most severe forms of uveitis which can lead to blindness and affects approximately 50% of Behcet's disease patients.

XOMA estimates that there are 250,000 patients diagnosed with Behcet's disease worldwide including 20,000 in the U.S. Onset of the disease occurs most commonly in adults in their twenties, thirties and forties, and is typically more severe in men.

Without immediate treatment, major exacerbations of Behcet's uveitis may lead to retinal detachment, macular edema, vitreous hemorrhage, glaucoma and eventual blindness. The effects of these exacerbations on vision are cumulative. Patients often experience multiple exacerbations per year, requiring treatment to control the frequency and severity of attacks of this chronic disease. No therapies are approved in the U.S. to treat Behcet's disease. It is treated with corticosteroids and immunosuppressive drugs, which can have significant side effects, including diabetes and hypertension, and can contribute to other eye diseases like glaucoma and the formation of cataracts. These drugs also can adversely affect the neurological, pulmonary, gastrointestinal, hematological and cardiovascular systems.

About XOMA

XOMA is a leader in the discovery and development of novel antibody therapeutics. The company's proprietary product pipeline includes:

•
XOMA 052, a potentially best-in-class antibody that binds to the inflammatory cytokine interleukin-1 beta, or IL-1 beta. XOMA 052 is entering Phase 3 clinical development in Behcet’s uveitis, an orphan indication, and is in Phase 2 clinical development for diabetes with cardiovascular disease biomarkers. Les Laboratoires Servier is XOMA’s development and commercialization partner for XOMA 052.

•
XOMA 3AB, a novel combination of three antibodies in one product under development to prevent and treat botulism poisoning caused by exposure to botulinum neurotoxin Type A, among the most deadly bioterror threats. XOMA 3AB is under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for autoimmune, cardio-metabolic, inflammatory and oncologic diseases.

XOMA has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary expression and manufacturing technologies that it uses for its own pipeline and in collaborations with pharmaceutical and biotechnology companies. XOMA technologies have contributed to the success of marketed antibody products including LUCENTIS® for wet age-related macular degeneration and CIMZIA® for rheumatoid arthritis and Crohn’s disease. XOMA’s fully integrated product development infrastructure extends from preclinical science to approval and is located in Berkeley, California. For more information, please visit www.xoma.com.

The XOMA Ltd. logo is available at www.globenewswire.com/newsroom/prs/?pkgid=5960

Forward-Looking Statements

Certain statements contained herein concerning anticipated levels of cash utilization, timing of initiation or availability of results of clinical trials, interim or other results of early-stage clinical trials or additional licensing opportunities, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash utilization may be other than as expected due to unanticipated changes in XOMA's research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; the timing of initiation or availability of results of clinical trials may be delayed or may never occur as a result of actions or inaction by our present or future collaboration partners, complications in the design, implementation or third-party approval of clinical trials, complications in the collection or interpretation of statistical data or unanticipated safety issues; results of early-stage clinical trials may not be supported by later findings, larger trials and/or other actions required for regulatory approval may not be economically feasible, and final results of clinical trials may in any event not be consistent with preclinical or interim results; and additional licensing opportunities may not be available on acceptable terms or at all.

These and other risks, including those related to the generally unstable nature of current economic and market conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative or licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations and their discretion in decision-making; XOMA's ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale-up, manufacturing and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects.

** Tables Follow **

XOMA Ltd.
Company and Investor Contact:
Carol DeGuzman
510-204-7270
deguzman@xoma.com

Canale Communications
Media Contact:
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com

XOMA Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
Revenues:
License and collaborative fees	$433	$14,546	$2,182	$43,822
Contract and other revenue	9,150	6,830	27,174	25,492
Royalties	18	221	4,285	29,116
Total revenues	9,601	21,597	33,641	98,430
Operating expenses:
Research and development	19,134	14,659	77,413	58,131
Selling, general and administrative	6,520	4,764	23,250	23,736
Restructuring	37	-	82	3,603
Total operating expenses	25,691	19,423	100,745	85,470
(Loss) income from operations	(16,090)	2,174	(67,104)	12,960
Other income (expense):
Investment and interest income	2	2	16	49
Interest expense	(104)	(110)	(385)	(4,888)
Loss on debt extinguishment	-	-	-	(3,645)
Other (expense) income	(1,556)	561	(1,256)	1,801
Net (loss) income before taxes	(17,748)	2,627	(68,729)	6,277
Provision for income tax (expense) benefit	(10)	356	(27)	(5,727)
Net (loss) income	$(17,758)	$2,983	$(68,756)	$550
Basic and diluted net (loss) income per common share	$(0.84)	$0.22	$(3.69)	$0.05

Shares used in computing basic net (loss) income per common share	21,195	13,313	18,613	10,993
Shares used in computing diluted net (loss) income per common share	21,195	13,645	18,613	11,313

XOMA Ltd.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$37,304	$23,909
Trade and other receivables, net	20,864	7,231
Prepaid expenses and other current assets	712	1,012
Total current assets	58,880	32,152
Property and equipment, net	14,869	20,270
Other assets	503	402
Total assets	$74,252	$52,824

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$3,581	$2,942
Accrued liabilities	10,650	8,639
Deferred revenue	17,044	2,114
Warrant liability	4,245	4,760
Other current liabilities	8	223
Total current liabilities	35,528	18,678
Deferred revenue – long-term	1,086	2,894
Interest bearing obligations – long-term	13,694	13,341
Other long-term liabilities	353	385
Total liabilities	50,661	35,298
Shareholders’ equity	23,591	17,526
Total liabilities and shareholders' equity	$74,252	$52,824